ORION FINANCIAL GROUP, INC.

1739 Creekstone Circle

San Jose, CA 95133

April 24, 2013

VIA EDGAR and FEDERAL EXPRESS

Duc Dang

Securities and Exchange Commission

100 F Street N.E.

Washington, D.C. 20549

Re:	Orion Financial Group, Inc.

Amendment No. 3 to Registration Statement on Form S-1

Filed April 4, 2013

File No. 333-185146

Dear Duc Dang:

We are in receipt of your oral comments regarding the above referenced filing. We have provided responses to the questions raised by the Staff.  For your convenience, the matters are listed below, followed by the Company’s responses:

General

1.	In response to the Staff’s comment, we have provided the requested subscription agreement as exhibit 10.2 to this registration statement.

2.	In response to the Staff’s comment on the letter dated December 24, 2012, we have included disclosure that states that the Company is not a blank check company. We have included this disclosure on pages 2, 4, and 16 of the registration statement.

The Company acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you would like to discuss any of the responses to the Staff’s comments or if you would like to discuss any other matters, please contact Gregg E. Jaclin, Esq. of Anslow & Jaclin, LLP, our outside special securities counsel at (732) 409-1212.

Sincerely,

Kenneth Green

Chief Executive Officer